Nicholas-Applegate Equity & Convertible Income FundAnnual Shareholder
January 31, 2009 (unaudited)                                                                                                                        Meeting Results

The Fund held its annual meeting of shareholders on May 21, 2008. Shareholders of  Nicholas-Applegate Equity & Convertible Income Fund voted to elect  Robert E. Connor, Hans W. Kertess and William B. Ogden IV as Trustees as indicated below.

	Affirmative	Withheld Authority
Election of Robert E. Connor – Class I to serve until 2011	20,580,667	286,205
Election of Hans W. Kertess  Class I to serve until 2011	20,595,793	271,079
Election of William B. Ogden IV  Class I to serve until 2011	20,599,247	267,625

Paul Belica, John C. Maney, R. Peter Sullivan III and Diana L. Taylor continue to serve as Trustees.  John J. Dalessandro II served as a Class II Trustee of the Fund until his death on September 14, 2008.